The information in this pricing supplement is not complete and may be changed.

Subject to Completion
Preliminary Pricing Supplement Dated September 7, 2005

Pricing Supplement to the Prospectus dated July 1, 2002 and the Prospectus Supplement dated September 6, 2005

$
BARCLAYS BANK PLC
Medium-Term Notes, Series A, No. C-013
Principal Protected Notes due September 30, 2010
Linked to the Performance of a Diversified Commodities Basket

Issuer:	Barclays Bank PLC

Issue Date:	September 30, 2005

Maturity Date:	September 30, 2010

Coupon:	We will not pay you interest during the term of the Notes.

Basket:

A diversified commodity basket consisting of seven commodities (aluminum, copper, nickel, lead, zinc, tin and coal, each a “Basket Commodity” and, together, the “Basket Commodities”) and the Goldman Sachs Agricultural Excess Return IndexTM (the “Index”) in equally weighted allocations.

Participation Rate:	170-200%

Payment at Maturity:	At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return, which may be zero.

Basket Return:	The basket return equals the basket performance times the participation rate times $1,000. If the basket performance is zero or negative, the basket return will equal zero.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the Basket Commodities and Index between September 23, 2005 (the “initial valuation date”) and September 23, 2010 (the “final valuation date”), inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Price of each Basket Commodity or Index C(i) on the final valuation date

C(i) Initial = Reference Price of each Basket Commodity or Index C(i) on the initial valuation date

W(i) = Weighting of each Basket Commodity or Index C(i)

The Reference Prices for each valuation date will be determined by reference to to certain prices calculated or reported by the London Metal Exchange (the “LME”) and the Argus/McCloskey’s Coal Price Index Report (the “Coal Report”), and the closing value of the Index. For the definition of Reference Price, see page PS-25.

Listing:	The Notes will be not listed on any U.S. securities exchange or quotation system.

CUSIP Number:

See “Risk Factors” beginning on page PS-7 of this pricing supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC

Per Note	%	%	%
Total	$	$	$

Barclays Capital
Pricing Supplement dated , 2005

TABLE OF CONTENTS

PRICING SUPPLEMENT

PRICING SUPPLEMENT SUMMARY	PS-1
RISK FACTORS	PS-7
THE BASKET	PS-13
VALUATION OF THE NOTES	PS-25
SPECIFIC TERMS OF THE NOTES	PS-25
USE OF PROCEEDS AND HEDGING	PS-31
CAPITALIZATION OF BARCLAYS BANK PLC	PS-32
SUPPLEMENTAL TAX CONSIDERATIONS	PS-33
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-34

PROSPECTUS SUPPLEMENT

THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
RISK FACTORS RELATING TO INDEXED NOTES	S-9
RISK FACTORS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY	S-11
TAX CONSIDERATIONS	S-13
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-24
PLAN OF DISTRIBUTION	S-24
VALIDITY OF SECURITIES	S-26

PROSPECTUS

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	3
PRESENTATION OF FINANCIAL INFORMATION	3
THE BARCLAYS BANK GROUP	3
USE OF PROCEEDS	3
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	5
DESCRIPTION OF DEBT SECURITIES	6
DESCRIPTION OF PREFERENCE SHARES	26
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS	31
DESCRIPTION OF SHARE CAPITAL	36
TAX CONSIDERATIONS	38
PLAN OF DISTRIBUTION	51
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	53
WHERE YOU CAN FIND MORE INFORMATION	53
FURTHER INFORMATION	54
VALIDITY SECURITIES	54
EXPERTS	54
EXPENSES OF ISSUANCE AND DISTRIBUTION	54

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and in the accompanying prospectus and the Accompanying prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated July 1, 2002, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 6, 2005, which supplements the prospectus. This section summarizes the following aspects of the Notes:

•	What are the Notes and how do they work?

•	What are some of the risks of the Notes?

•	Is this the right investment for you?

•	What are the tax consequences?

•	How do the Notes perform at maturity?

What Are the Notes and How Do They Work?

The Notes are medium-term notes issued by Barclays Bank PLC offering full principal protection and 170-200% participation in any appreciation of the value of a diversified basket of seven commodities (each a “Basket Commodity and, together, the “Basket Commodities”) and the Goldman Sachs Agricultural Excess Return IndexTM (the “Index”) between the initial valuation date and the final valuation date.

At maturity, the cash payment per $1,000 principal amount of the Notes will be equal to $1,000 plus the basket return, which may be zero. The “basket return” equals the basket performance times the participation rate times $1,000. If the basket performance is zero or negative, the basket return will equal zero. The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the Basket Commodities and the Index between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i)Final = Reference Price of each Basket Commodity or Index C(i) on the final valuation date

C(i) Initial = Reference Price of each Basket Commodity or Index C(i) on the initial valuation date

W(i) = Weighting of each Basket Commodity or Index C(i)

You will receive at least $1,000 per $1,000 principal amount of your Notes if you hold the Notes to maturity, regardless of the performance of the basket. There will be no principal protection if you do not hold the Notes to maturity.

We will not pay you interest during the term of the Notes.

For a further description of how your payment at maturity will be calculated, see “ – How Do the Notes Perform at Maturity? – Examples” below and “Specific Terms of the Notes” in this pricing supplement.

There will be no basket return payable at maturity if the basket performance is zero or negative.

What Are Some of the Risks of the Notes?

•

Market Risk – The extent to which the return on the Notes is positive is linked to the performance of the basket, which will depend on the performance of the Basket Commodities and the Index. Commodity prices may change unpredictably, affecting the value of the Basket Commodities or the Index and, therefore, the value of your Notes in unforeseeable ways. Higher future prices of the Basket Commodities and the physical commodities underlying the exchange-traded futures (or forward) contracts included on the Index (the “Index Commodities”) relative to their current prices may decrease the value of the basket and, accordingly, decrease your return.

•	Limited Portfolio Diversification – The seven Basket Commodities are concentrated in two sectors, (industrial metals and energy) and the

Index Commodities are concentrated in one sector (agriculture) and may therefore carry risks similar to a concentrated securities investment in a limited number of sectors.

•

No Principal Protection Unless You Hold the Notes to Maturity – You will be entitled to receive a minimum payment of $1,000 per $1,000 principal amount of the Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold your Notes to maturity.

•	No Interest Payments – You will not receive any periodic interest payments on the Notes.

•

There May Be Little or No Secondary Market for the Notes – The Notes will not be listed on any U.S. securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. However, they are not required to do so and If they do, they may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

Is This the Right Investment for You?

The Notes may be a suitable investment for you if:

•	You are willing to hold the Notes to maturity.

•	You are willing to accept the risk of fluctuations in commodities prices in general and exchange-traded futures contracts on physical commodities in particular.

•	You believe the basket performance will be positive during the term of the Notes.

•	You seek an investment that offers principal protection when held to maturity.

•	You do not seek current income from this investment.

•	You seek an investment with a return linked to the performance of the Basket Commodities and the Index.

The Notes may not be a suitable investment for you if:

•	You are unable or unwilling to hold the Notes to maturity.

•	You are not willing to be exposed to fluctuations in commodities prices in general and exchange-traded futures contracts on physical commodities in particular.

•	You believe the basket performance will be negative during the term of the Notes.

•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

•	You prefer not to create an overconcentrated position in the commodities sector of your portfolio.

•	You seek current income from your investment.

•	You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

Your Note will be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Some of the tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental Tax Considerations – Supplemental U.S. Tax Considerations” in this pricing supplement.

Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of an administrative or judicial ruling to the contrary, to characterize the Notes for tax purposes as a debt instrument subject to special rules governing contingent payment obligations. As a result, if you are a U.S. holder, even though we will only make interest payments (if any) on your Note at maturity, you will generally be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule.

These rules will generally have the effect of requiring you to include such amounts in income in respect of your Note prior to your receipt of cash attributable to such income.

How Do the Notes Perform at Maturity?

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the Notes.

Step 1: Calculate the basket performance.

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the Basket Commodities and the Index between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Price of each Basket Commodity or Index C(i)on the final valuation date

C(i) Initial = Reference Price of each Basket Commodity or Index C(i) on the initial valuation date

W(i) = Weighting of each Basket Commodity or Index C(i)

Step 2: Calculate the basket return.

Basket Return = Basket Performance Í Participation Rate Í $1,000

If the basket performance is zero or negative, however, the basket return will equal zero.

Step 3: Calculate the payment at maturity.

At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return.

You will not receive less than $1,000 per $1,000 principal amount of the Notes if you hold the Notes to maturity.

Hypothetical Examples

Assumptions:

Initial Investment:	$1,000

Term:	5 years

Participation Rate:	170%

Payment at Maturity:	At maturity, you will receive a cash payment per
$1,000 principal amount of your Notes equal to
$1,000 plus the basket return, which may be zero.

Example 1

Step 1: Calculate the basket performance.

Commodity	C(i)Initial	C(i)Final	Commodity Performance	Weight	Basket Performance

Aluminum	$1,847.50	$2,235.48	21.00%	12.50%	2.63%
Copper	$3,835.00	$4,717.05	23.00%	12.50%	2.88%
Nickel	$15,125.00	$19,057.50	26.00%	12.50%	3.25%
Lead	$905.50	$1,122.82	24.00%	12.50%	3.00%
Tin	$7,150.00	$9,724.00	36.00%	12.50%	4.50%
Zinc	$1,385.00	$1,620.45	17.00%	12.50%	2.13%
Coal	$60.00	$120.60	101.00%	12.50%	12.63%
Index	60.28	69.32	15.00%	12.50%	1.88%

Basket					32.88%

Step 2: Calculate the basket return.

Basket Return = Basket Performance Í 170% Í $1,000

Basket Return = 32.88% Í 170% Í $1,000 = $558.88

Step 3: Calculate the payment at maturity.

Payment at Maturity = $1,000 + Basket Return

Payment at Maturity = $1,000 + $558.88 = $1,558.88

55.89% Return on Investment

Example 2

Step 1: Calculate the basket performance.

Commodity	C(i)Initial	C(i)Final	Basket Commodity Performance	Weight	Basket Performance

Aluminum	$1,847.50	$1,662.75	–10.00%	12.50%	–1.25%
Copper	$3,835.00	$3,144.70	–18.00%	12.50%	–2.25%
Nickel	$15,125.00	$13,763.75	–9.00%	12.50%	–1.13%
Lead	$905.50	$760.62	–16.00%	12.50%	–2.00%
Tin	$7,150.00	$6,792.50	–5.00%	12.50%	–0.63%
Zinc	$1,385.00	$1,398.85	1.00%	12.50%	0.13%
Coal	$60.00	$61.20	2.00%	12.50%	0.25%
Index	60.28	57.57	–4.50%	12.50%	–0.56%

Basket					–7.44%

Step 2: Calculate the basket return.

Since the basket performance is negative, the basket return equals zero.

Step 3: Calculate the payment at maturity.

Payment at Maturity = $1,000 + Basket Return

Payment at Maturity = $1,000 + $0 = $1,000

0.00% Return on Investment

Return Profile at Maturity

The table set forth below shows the hypothetical return on an investment in the Notes based upon basket performance, expressed as a percentage, ranging from 100% to –100%, assuming a 170% participation rate.

Basket Performance	Basket Return	Payment at Maturity	% Return on Notes

100.00%	$1,700.00	$2,700.00	170.00%
90.00%	$1,530.00	$2,530.00	153.00%
80.00%	$1,360.00	$2,360.00	136.00%
70.00%	$1,190.00	$2,190.00	119.00%
60.00%	$1,020.00	$2,020.00	102.00%
50.00%	$850.00	$1,850.00	85.00%
40.00%	$680.00	$1,680.00	68.00%
30.00%	$510.00	$1,510.00	51.00%
20.00%	$340.00	$1,340.00	34.00%
10.00%	$170.00	$1,170.00	17.00%
0.00%	$0.00	$1,000.00	0.00%
–10.00%	$0.00	$1,000.00	0.00%
–20.00%	$0.00	$1,000.00	0.00%
–30.00%	$0.00	$1,000.00	0.00%
–40.00%	$0.00	$1,000.00	0.00%
–50.00%	$0.00	$1,000.00	0.00%
–60.00%	$0.00	$1,000.00	0.00%
–70.00%	$0.00	$1,000.00	0.00%
–80.00%	$0.00	$1,000.00	0.00%
–90.00%	$0.00	$1,000.00	0.00%
–100.00%	$0.00	$1,000.00	0.00%

RISK FACTORS

The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of the Basket Commodities and the Index. Investing in the Notes is not equivalent to investing directly in the Basket Commodities or the Index themselves, or the related futures (and forward) contracts. See “The Basket” below for more information.

This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Are Intended to Be Held to Maturity. Your Principal Is Only Protected If You Hold Your Notes to Maturity

You will receive at least the minimum payment of 100% of the principal amount of your Notes only if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your Notes sold. You should be willing to hold your Notes to maturity.

Your Principal May Not Appreciate; You Will Not Benefit from Any Appreciation in the Reference Price of Any Basket Commodity or the Index If Such Appreciation is Not Reflected in the Official Closing Price on the Final Valuation Date

If the basket performance is zero or negative on the final valuation date, the payment at maturity with respect to each Note will be limited to the principal amount. This will be true even though the basket performance as of some date or dates prior to the final valuation date may have been positive, because the payment at maturity will be calculated only on the basis of the Reference Prices for the Basket Commodities and the Index (or otherwise determined by the calculation agent, in the case of a market disruption event) on the final valuation date. You should therefore be prepared to realize no return on the principal amount of your Notes during the term of the Notes.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors, Including Volatile Commodities Prices

The market value of your Notes may fluctuate between the date you purchase them and the final valuation date (on which the calculation agent will determine your payment at maturity). Therefore, if you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the value of the Basket Commodities and the Index will affect the market value of the Notes more than any other factor. Other factors described in detail in the paragraphs below that may influence the market value of the Notes include:

•	the volatility of the Basket Commodities and the Index;

•	the time remaining to the maturity of the Notes;

•	supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any other market maker;

•	the general interest rate environment;

•	economic, financial, political, regulatory, geographical, biological or legal events that affect the value of the Basket Commodities or the Index; or

•	the creditworthiness of Barclays Bank PLC.

These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor. The following paragraphs describe the expected impact on the market value of your Notes given a change in a specific factor, assuming all other conditions remain constant.

Suspension or Disruptions of Market Trading in any of the Basket Commodities, Index Commodities and Related Futures Markets May Adversely Affect the Value of Your Notes

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a higher (if an upward limit) or lower (if a downward limit) price for a specific period. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the market price of the relevant futures (and forward) contracts and, therefore, the value of your Notes.

Risks Associated with the Basket May Adversely Affect the Market Price of the Notes

Because the Notes are linked to physical commodities and a commodities-linked index concentrated in only three sectors, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

For additional information about factors that may affect the market value of the Basket Commodities, see “The Basket – The Basket Commodities” in this pricing supplement.

Specific Risks You Should Consider Relating to Trading of Commodities on the LME

The market prices of aluminum, copper, nickel, lead, zinc and tin will be determined by reference to the settlement prices of contracts traded on the LME. The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than U.S. futures markets, and certain features of U.S. futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the final valuation date, the prices of the contracts used to determine the Reference Prices of aluminum, copper, nickel, lead, zinc and tin and the payment at maturity could be adversely affected.

Specific Risks You Should Consider Relating to the Trading of Coal

The market prices of coal will be determined by reference to prices published in the Coal Report. Coal is not traded on a regulated exchange but instead trades on the over-the-counter financial commodity markets. Certain features of futures markets are not present in the context of coal trading. For example, there are no daily price limits on coal contracts, which would otherwise restrict the extent of daily fluctuations in the prices of coal contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Specific Risks You Should Consider Relating to the Index

The Index is currently based solely on futures contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”). However, the Index may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the provisions of, and the protections afforded by, the U.S. Commodity Exchange Act of 1936, or other applicable statutes and related regulations, that govern trading on regulated futures exchanges in the United States. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities, and the inclusion of such contracts in the Index, may be subject to certain risks not presented by most exchange-traded futures contracts.

The Index was developed, and is currently owned by, Goldman, Sachs & Co. (the “Index Sponsor”). The Index Sponsor is responsible for the composition, calculation and maintenance of the Index and has determinative influence over its composition, calculation and maintenance. The Index Sponsor may make changes over time to the methodologies of compiling the Index. Additional commodities may satisfy the eligibility criteria and commodities currently included on the Index may in the future fail to satisfy the eligibility criteria. The weighting factors applied to each commodity included on the Index change annually, based on changes in commodity production statistics. The judgments that the Index Sponsor makes in connection with the composition, calculation and maintenance of the Index could affect the value of the Index and, consequently, the value of your Notes. Similarly, the policies of the Index Sponsor concerning the calculation of the value of the Index, additions, deletions or substitutions of Index components, or the weighting thereof, could affect the value of the Index and, therefore, the amount payable on your Notes on the stated maturity date and the market price of your Notes prior to that date.

In calculating the value of the Index, if the relevant trading facility does not publish a settlement price as scheduled, or publishes a settlement price that, in the reasonable judgment of the Index Sponsor, is manifestly incorrect, the Index Sponsor may determine the settlement price in its reasonable judgment. In addition, if any day on which the Index Sponsor calculates the Index is a day on which a relevant trading facility for a contract on a commodity that underlies that index is not open, the Index Sponsor will use the settlement price for such contract as of the last day on which such trading facility was open. In either of the circumstances described above, the value of the Index and, consequently, the value of your Notes may be adversely affected.

Higher Future Prices of the Basket Commodities and Index Commodities Relative to Their Current Prices May Decrease the Amount Payable at Maturity

Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts on the Basket Commodities and Index Commodities approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling”. Putting aside other considerations, the market for these contracts is generally in “backwardation”, which means that the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”. This means that the value of the basket could increase, and therefore, your payment at maturity could increase. Backwardation will most likely not exist at all times. Moreover, certain of the commodities included in the basket have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the basket and, accordingly, decrease the payment you receive at maturity.

Commodity Prices May Change Unpredictably, Affecting the Basket Performance and the Value of Your Notes in Unforseeable Ways

Trading in futures (and forward) contracts in the Basket Commodities and Index Commodities is speculative and can be extremely volatile. Market prices of the Basket Commodities and Index Commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments and changes in interest rates. These factors may affect the value of the related contracts and the value of your Notes in varying ways, and different factors may cause the value of different Basket Commodities and Index Commodities, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Historical Prices of the Basket Commodities and Historical Values of the Index Should Not Be Taken as an Indication of the Future Performance of the Basket Commodities or the Index During the Term of the Notes

The actual performance of the Basket Commodities or the Index over the term of the Notes, as well as the amount payable at maturity, may bear little relation to the historical prices of the Basket Commodities or the historical values of the Index. As a result, it is impossible to predict whether basket performance will be positive or negative.

Changes in the Volatility of the Reference Prices Are Likely to Affect the Market Value of Your Notes

The volatility of the Reference Prices refers to the size and frequency of the changes in the value of the Basket Commodities and the Index. In most scenarios, if volatility increases, we expect the market value of your Notes to increase as well and, conversely, if volatility decreases, we expect the market value of your Notes to decrease as well.

Changes in Interest Rates are Likely to Affect the Market Value of Your Notes

We expect that the market value of your Notes, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your Notes and a traditional debt security in different degrees. In general, if U.S. interest rates increase, we expect that the value of your Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of your Note will increase.

You Will Not Receive Interest Payments on the Notes or Have Rights in any Exchange-Traded Futures Contracts on the Basket Commodities or Index Commodities

You will not receive any periodic interest payments on the Notes. As an owner of the Notes, you will not have rights that holders of the exchange-traded futures (and forward) contracts on the Basket Commodities or Index Commodities may have.

There May Not Be an Active Trading Market in the Notes – Sales in the Secondary Market May Result in Significant Losses

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they engage in such transactions, they may stop at any time.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result you may suffer substantial losses.

Trading and Other Transactions by Barclays Bank PLC or its Affiliates in Commodities Linked Instruments May Impair the Market Value of the Notes

As described below under “Use of Proceeds and Hedging” in this pricing supplement, we or one or more affiliates may hedge our obligations under the Notes by purchasing Basket Commodities or Index Commodities, futures or options on such Basket Commodities, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of such commodities or the Index, and we may adjust these hedges by, among other things, purchasing or selling such commodities, futures, options or exchange-traded funds or other derivative instruments at any time. Although they are not expected to, any of these hedging activities may adversely affect the value of the Basket Commodities or the Index and, therefore, the value of the basket or the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

We or one or more of our affiliates may also engage in trading in Basket Commodities or Index Commodities, the exchange-traded futures (and forward) contracts on such commodities, and other investments relating to such commodities or the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the value of Basket Commodities or the Index and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of such Basket Commodities or the Index or exchange-traded futures or forward contracts on such Basket Commodities or the Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

Our Business Activities May Create Conflicts of Interest

As noted above, we and our affiliates expect to engage in trading activities related to the Index, the Basket Commodities or Index Commodities and the exchange-traded futures or forward contracts on such Basket Commodities, Index Commodities or the Index, which are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests we and our affiliates will have in our proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our customers and in accounts under our management. These trading activities, if they influence the value of the Basket Commodities or the Index, could be adverse to the interests of the holders of the Notes. Moreover, we and Barclays Capital Inc. have published and in the future expect to publish research reports with respect to some or all of the Basket Commodities or Index Commodities. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us, Barclays Capital Inc. or our other affiliates may affect the value of the Basket Commodities or the Index and, therefore, the market value of the Notes.

Barclays Bank PLC and Its Affiliates Have No Affiliation with the LME or the publishers of the Coal Report and Are Not Responsible for Their Public Disclosure of Information

We and our affiliates are not affiliated with the LME or the Coal Report in any way and have no ability to control or predict their actions, including any errors in or discontinuation of their disclosure. The LME is not under any obligation to continue to maintain any futures or forward contracts and the publishers of the Coal Report are not under any obligation to continue to assess and publish coal prices. If the LME discontinues or materially changes the terms of any futures or forward contracts on the Basket Commodities or Index Commodities, or if the Coal Report discontinues or materially changes its coal price disclosure it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation agent may designate a successor futures or forward contract or coal publication selected in its sole discretion. If the calculation agent determines in its sole discretion that no comparable futures or forward contract or coal publication exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See “Specific Terms of the Notes – Market Disruption Event” and “– Adjustments to the Basket and Reference Price” in this pricing supplement.

Barclays Bank PLC and its Affiliates Have No Affiliation with the Index Sponsor and Are Not Responsible for Its Public Disclosure of Information

We and our affiliates are not affiliated with the Index Sponsor in any way (except for the licensing arrangements discussed below under “The Basket – The Index License Agreement”) and have no ability to control or predict its actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to calculation of the Index. The Index Sponsor is not under any obligation to continue to calculate the Index or calculate any successor Index. If the Index Sponsor discontinues or suspends the calculation of the Index, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation agent may designate a successor index selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the discontinued or suspended Index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See “Specific Terms of the Notes – Market Disruption Event” and “Adjustments to the Basket and Reference Prices” in this pricing supplement.

All disclosure contained in this pricing supplement regarding the Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information. Neither we nor any of our affiliates assumes any responsibility for the accuracy or completeness of that information. You, as an investor in the Notes, should make your own investigation into the Index and the Index Sponsor.

There Are Potential Conflicts of Interest Between You and the Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We will, among other things, decide the amount of the return paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “Specific Terms of the Notes – Role of Calculation Agent” in this pricing supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Basket Commodities or the Index has occurred or is continuing on the final valuation date. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

The Calculation Agent Can Postpone the Calculation of the Basket Return or the Maturity Date If a Market Disruption Event Occurs on the Final Valuation Date

The calculation of the basket return may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date. If such a postponement occurs, then the calculation agent will instead use the Reference Prices for the first business day after the day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days. As a result, the maturity date for the Notes could also be postponed, although not by more than ten business days. If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on such last possible day, that day will nevertheless be the final valuation date. If a market disruption event is occurring on the last possible final valuation date, the calculation agent will make a good faith estimate in its sole discretion of the basket return that would have prevailed in the absence of the market disruption event. See “Specific Terms of the Notes – Market Disruption Event” in this pricing supplement.

If a market disruption event results in the deferral of the payment at maturity beyond the stated maturity date, no penalty interest will accrue or be payable on the deferred payment.

The Calculation Agent Can Modify the Composition of the Basket and the Determination of the Reference Prices of the Basket Commodities and the Index

The composition of the basket and the method of calculating the Reference Prices of the Basket

Commodities and the Index may be adjusted by the calculation agent from time to time upon the occurrence of certain extraordinary events. For example, if the terms of the contracts used for determining the Reference Price of a Basket Commodity are changed in a material respect by the commodity exchange upon which the contract trades, or if a Reference Price is not available for a Basket Commodity for any reason, then the calculation agent may take such action, including adjustments to the basket or to the method of calculating the Reference Price of that Basket Commodity, as it deems appropriate. Similarly, if the calculation agent determines that the Index, the components thereof or the method of calculating the Index has changed at any time, then the calculation agent can make such adjustments to the Index or its method of calculation as it believes are appropriate to ensure that the index level on the final valuation date is equitable. See “Specific Terms of the Notes – Adjustments to the Basket and Reference Prices” in this pricing supplement. Such changes could adversely affect the basket performance and, consequently, the value of the Notes.

THE BASKET

General

The basket is comprised of seven commodities (the “Basket Commodities”) and the Goldman Sachs Agricultural Excess Return IndexTM (the “Index”). The Basket Commodities and the physical commodities underlying the futures contracts included in the Index are concentrated in three sectors (industrial metals, energy and agriculture). Neither Barclays Bank PLC nor any of its affiliates makes any representation or warranty as to the performance of the Basket Commodities or the basket.

The inclusion or exclusion of a commodity or index in the basket is not a recommendation to invest in or divest any interest in such commodity or index, or the physical commodities underlying the futures contracts included on such index, and neither Barclays Bank PLC nor any of its affiliates make any representations or warranties to any holder of the Notes as to the performance of the basket or any represented sector. Any prospective investor in the Notes should understand the commodity futures, forward and spot markets and should undertake an independent investigation of the Basket Commodities and the Index such as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

Barclays Bank PLC or its affiliates may presently or from time to time invest in, or divest an interest in, one or more “commodity investments” (i.e., trading of commodities, futures (and forward) contracts with respect to the commodities and other instruments and derivative products based on the commodities and/or the basket), may render investment advice to a third party with respect to one or more commodity investments, or may facilitate on behalf of a third party an investment in, or a divestiture of an interest in, one or more commodity investments. In the course of such business, Barclays Bank PLC or its affiliates may acquire nonpublic information with respect to such commodity investments and, in addition, one or more affiliates of Barclays Bank PLC may produce and/or publish research reports with respect to such commodity investments. Barclays Bank PLC does not make any representation or warranty to any purchaser of a Note with respect to any matters whatsoever relating to such activities.

The Commodities Markets

The Reference Prices of Basket Commodities other than coal will be determined by reference to prices of futures (and forward) contracts traded on the LME, which is the principal commodities exchange in the world on which contracts for the delivery of aluminium, copper, nickel, lead, zinc and tin are traded. The Reference Price of coal will be determined by reference to prices published in the Coal Report. The following discussion of the operation of certain aspects of the commodities markets is based on publicly available information and is provided for informational purposes only. You should make your own investigation into the commodities markets to determine whether the Notes are a suitable investment for you.

An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price or, in the case of a futures contract on an index, providing for the payment and receipt of a cash settlement. By its terms, a futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as “short”) and acquired by the purchaser (whose position is therefore described as “long”) or in which the cash settlement amount is required to be paid. Prior to the date on which delivery is to be made under a futures contract, the exchange clearing house will require the holders of short positions to state their intentions with respect to delivery and, to the extent that such holders elect to make delivery (as opposed to cash settlement), the clearing house will match them with holders of long positions, who will then be required to accept delivery. In the vast majority of cases, actual delivery under contracts never takes place, as contracts are often liquidated with offsetting futures transactions prior to the maturity of the original contract.

No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents, which varies based on the requirements imposed by the exchange clearing houses, but which may be as low as 5% or less of the value of the contract, must be deposited with the broker as “initial margin”. This margin deposit collateralizes the obligations of the parties to the futures contract to perform their obligations under such contract. By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return which may be realized from an investment in futures contracts. Subsequent payments to and from the broker, referred to as “variation margin”, are then normally made on a daily basis as the price of the futures contract fluctuates, thereby making existing positions in the futures contract more or less valuable, a process known as “marking to market”.

Futures contracts are traded on organized exchanges, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the position was entered into, which operates to terminate the position and fix the trader’s profit or loss. U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Securities and Investment Board in the United Kingdom (the “SIB”)).

The LME

The LME was established in 1877 and is the principal metal exchange in the world on which contracts for delivery of copper, lead, zinc, tin, aluminum, aluminum alloy and nickel are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting “back-to-back” contracts with their customers. In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, historically LME contracts used to be established for delivery on any day (referred to as a “prompt date”) from one day to three months following the date of contract, the average amount of time it took a ship to sail from certain Commonwealth countries to London. Currently, LME contracts may to be established for monthly delivery up to 63, 27 and 15 months forward (depending on the commodity). Further, because it is a principals’ forward market, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

The LME is not a cash cleared market. Both interoffice and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the SIB.

The bulk of trading on the LME is transacted through inter-office dealing which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:40 am to 1:15 pm and from 3:10 to 4:35 pm, London time. The two sessions are each broken down into two rings made up of five minutes’ trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

Copper and tin have traded on the LME since its establishment. The Copper Contract was upgraded to High Grade Copper in November 1981 and again to today’s Grade-A Contract which began trading in June 1986. Primary Aluminum was introduced as a 99.5% contract in December 1978 and today’s High Grade Primary Aluminum Contract began trading in August 1987. Nickel joined the exchange the year after aluminum, in April 1979. The LME share (by weight) of world terminal market trading is over 90% of all copper and virtually all aluminum, lead, nickel, tin and zinc.

The Coal Market

The coal swaps market is an over-the-counter market and is part of the international thermal coal market which is the coal used for electricity generation. Out of the 5 billion tons of coal produced yearly, only about 10% is internationally traded thermal coal.

With the deregulation of power and gas markets in Europe during the last 15 years, the demand for a derivative for steam coal grew and about 7 years ago three contracts for thermal coal swaps were released:

•

API2: This is the contract on which the Reference Price for coal is based. This contract is based on coal with specific energy content (6000 kcal) delivered to the ARA region (Antwerp-Rotterdam-Amsterdam), which is historically the major steam coal delivery region for Western Europe. The physical amount of coal underlying API2 contracts is approximately 150 million tons per year. The API2 is by far the most liquid swaps market for coal due to significant hedging programs by European utilities. Approximately 600 million tons of coal are traded under API2 contracts per year, which is four times the volume of physical coal actually traded.

•

API4: This contract is based on coal with specific energy content (6000 kcal) taking delivery from the export port of Richards bay in South Africa. The difference between the API2 and the API4 is the Atlantic freight cost.

•	Newcastle Globalcoal: This contract is based on coal with specific energy content (6000 kcal) taking delivery from the export port of Newcastle in Australia.

The API2 and API4 swaps are settled against a weekly physical index, based on the physical transactions done for a 90 day window (90 days is considered spot in the steam coal market) and assessed by specialized coal market publications such as Argus, McCloskey and Barlow Jonker. The Newcastle Globalcoal swaps are settled weekly as well but against real transaction and bid/offers on the Globalcoal trading platform for the next 90 days period.

The Reference Price for Coal will be determined by reference to the monthly TFS API2 (cif ARA) price as published in the Argus/McCloskey’s Coal Price Index Report (the “Coal Report”). See “Specific Terms of the Notes - Reference Prices - Coal”. The monthly average price is compiled from the weekly averages as published on each and every Friday within the calendar month or, in the event of a UK public holiday on the Friday, the weekly average published on the preceding working day. The weekly average in turn is an average of the Argus cif Rotterdam assessment as published in both Argus Coal Daily International and Argus Coal Daily on Friday (dated Friday) and McCloskey’s NW European steam coal marker as published in both McCloskey’s Fax on Friday (dated Friday) and the fortnightly McCloskey’s Coal Report (dated every other Friday).

The Basket Commodities

The Basket Commodities are concentrated in two sectors: industrial metals (aluminum, copper, lead, nickel, tin and zinc); and energy (coal). The market value of each of the Basket Commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; technological developments and changes in interest rates. It is not possible to predict the aggregate effect of all or any of such factors on any of the Basket Commodities.

Specific factors that may affect the value of individual Basket Commodities are set forth below.

Aluminum

The price of aluminum is primarily affected by the global demand for and supply of aluminum.

Demand for aluminum is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important include the transportation, packaging and building sectors. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for aluminum in various applications (i.e., wood and steel in buildings). Their availability and price will also affect the demand for aluminum.

The supply of aluminum is widely spread around the world, and the principal factor dictating the smelting of aluminum is the ready availability of inexpensive power. The supply of aluminum is also affected by current and previous price levels, which will influence investment decisions in new smelters. Other factors influencing supply include droughts, transportation problems and shortages of power and raw materials.

Copper

The price of copper is primarily affected by the global demand for and supply of copper.

Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important include the electrical and construction sectors. In recent years demand has been supported by strong consumption from newly industrializing countries, which continue to be in a copper-intensive period of economic growth as they develop their infrastructure. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.

Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. Chile is the largest producer of copper concentrate. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity. Output has fallen particularly sharply in the “African Copperbelt” and in Bougainville, Papua New Guinea.

Lead

The price of lead is primarily affected by the global demand for and supply of lead.

Demand for lead is significantly influenced by the level of global industrial economic activity. The storage battery market is extremely important given that the use of lead in the manufacture of batteries accounts for approximately two-thirds of worldwide lead demand. Lead is also used to house power generation units as it protects against electrical charges and dangerous radiations. Additional applications of lead include petrol additives, pigments, chemicals and crystal glass.

The supply of lead is widely spread around the world. It is affected by current and previous price levels, which influences important decisions regarding new mines and smelters. A critical factor influencing supply is the environmental regulatory regimes of the countries in which lead is mined and processed.

Nickel

The price of nickel is primarily affected by the global demand for and supply of nickel.

Demand for nickel is significantly influenced by the level of global industrial economic activity. The stainless steel industrial sector is particularly important given that the use of nickel in the manufacture of stainless steel accounts for approximately two-thirds of worldwide nickel demand. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.

Nickel supply is dominated by Russia, the world’s largest producer by far. Australia and Canada are also large producers. The supply of nickel is also affected by current and previous price levels,

which will influence investment decisions in new mines and smelters.

Tin

The price of tin is primarily affected by the global demand for and supply of tin.

Demand for tin is significantly influenced by the level of global industrial economic activity. In particular, tin is used in the production of bronze, pewter and die-casting alloys and, in modern engineering, to make tungsten more machineable. The largest uses of tin are for the production of solders and for tin plating (which provides an attractive coating to iron and steel products). The use of tin in solder has increased rapidly in recent years, particularly in China, with the boom in consumer electrical appliances and electronics. Demand for tin has been greatly enhanced by the move to lead-free solders.

The supply of tin is dominated by China, Indonesia and Peru, which together account for approximately 75% of tin production. A long period of low tin prices resulted in prolonged under-investment and a decline in the tin mining industries and, consequently, the supply of tin has struggled to keep pace with a recent increase in the demand for tin. Unlike other metals, it is difficult to predict how the tin supply is going to respond to the higher prices because so much production is dependent on small, unconventional or artisanal miners, mainly in Indonesia and China.

Zinc

The price of zinc is primarily affected by the global demand for and supply of zinc.

Demand for zinc is significantly influenced by the level of global industrial economic activity. The galvanized steel industrial sector is particularly important given that the use of zinc in the manufacture of galvanized steel accounts for approximately 50% of worldwide zinc demand. The galvanized steel sector is, in turn, heavily dependent on the automobile and construction sectors. A relatively widespread increase in the demand for zinc by the galvanized steel sector, particularly in China and the United States, has been the primary cause of the recent rise in zinc prices. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/ or pricing levels.

The supply of zinc concentrate (the raw material) is dominated by China, Australia, North America and Latin America. The supply of zinc is affected by current and previous price levels, which influence investment decisions regarding new mines and smelters.

Coal

The price of coal is primarily affected by the global demand for and supply of coal.

Coal is used for power generation around the world, and increasingly so in developing countries. Only 10% of world production meets the internationally traded market as most production is consumed domestically. The supply of steam coal is ample and geographically dispersed across the globe. The traditional exporting countries during the last 50 years have been South Africa and Australia, being the bulk suppliers in their respective basins (the Atlantic and the Pacific). Demand for coal is influenced by a number of factors: the relative price of competing power generation fuels, general economic growth and the price of dry freight. In recent years, demand for coal has been affected by the shift to natural gas as a cleaner source of energy as well as increasingly stringent environmental regulations. Although the costs of power generation are substantially lower using coal, high capital requirements, environmental costs, planning and permitting times are higher than those for natural gas. In particular, the price of carbon emissions has become a significant factor affecting the demand for coal since power generated using coal produces around twice as much carbon dioxide as power generated using gas. The big import hubs are NorthWest Europe and North Pacific (Japan, Korea and Taiwan).

The Index

The Goldman Sachs Commodity Index

According to publicly available information, the Index is a sub-index of the the Goldman Sachs Commodity IndexTM (the “GSCI®”), the components and weightings of which are based on the GSCI®.

Only commodities that are included in the GSCI® are included in the Index. Disclosure in this section relating to the methodology for compiling the GSCI® also relates to the methodology for compiling the Index. As a general matter, the GSCI® (and each of its sub-indices) reflects the excess returns that are potentially available through an unleveraged investment in the contracts in the contracts comprising the relevant index.

The GSCI®, and each of its sub-indices, is an index on a production weighted basket of principal non-financial commodities (i.e., physical commodities) that satisfy specified criteria. The GSCI® is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the GSCI® are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries.

The commodities included in the GSCI® are weighted, on a production basis, to reflect the relative significance (in the view of the Index Sponsor) of such commodities to the world economy. The fluctuations in the value of the GSCI® are intended generally to correlate with changes in the prices of such physical commodities in global markets. The GSCI® was established in 1991 and has been normalized such that its hypothetical level on January 2, 1970 was 100. Futures contracts on the GSCI®, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

Set forth below is a summary of the composition of and the methodology used to calculate the GSCI® and its sub-indices as of the date of this pricing supplement. The methodology for determining the composition and weighting of the GSCI® and its sub-indices, and for calculating its value, is subject to modification in a manner consistent with the purposes of the GSCI®, as described below. The Index Sponsor makes the official calculations of the GSCI®. At present, this calculation is performed continuously and is reported on Reuters page GSCI® (or any successor or replacement page) and is updated on Reuters at least once every three minutes during business hours on each day on which the offices of the Index Sponsor in New York City are open for business, which we refer to as a “GS Business Day” for the purposes of this description.

In light of the rapid development of electronic trading platforms and the potential for significant shifts in liquidity between traditional exchanges and such platforms, the Index Sponsor has undertaken a review of both the procedures for determining the contracts to be included in the GSCI®, as well as the procedures for evaluating available liquidity on an intra-year basis in order to provide GSCI® market participants with efficient access to new sources of liquidity and the potential for more efficient trading. In particular, the Index Sponsor is examining the conditions under which an instrument traded on an electronic platform, rather than a traditional futures contract traded on a traditional futures exchange, should be permitted to be included in the GSCI® and how the composition of the GSCI® and its sub-indices should respond to rapid shifts in liquidity between such instruments and contracts currently included in the GSCI®. Any changes made to the GSCI® composition or methodology as a result of this examination will be announced by the Index Sponsor and provided in a written statement to any investor upon request to the calculation agent.

Composition of the GSCI®

In order to be included in the GSCI® (and, therefore, to be included on the Index), a commodity must be a physical commodity (rather than a financial commodity) and be subject of a contract that:

(i)	Has a specified expiration or term, or provides in some other manner for delivery or settlement at a specified time, or within a specified period, in the future;

(ii)	At any given point in time, is available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement;

(iii)	Is denominated in U.S. dollars;

(iv)

Is traded on or through an exchange, facility or other platform (referred to as a “trading facility”) that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and:

•

makes price quotations generally available to its members or participants (and, if the Index Sponsor is not such a member or participant, to the Index Sponsor) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

•	makes reliable trading volume information available to the Index Sponsor with at least the frequency required by the Index Sponsor to make the monthly determinations;

•	accepts bids and offers from multiple participants or price providers; and

•	is accessible by a sufficiently broad range of participants.

The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the “daily contract reference price”) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the GSCI® or one of its sub-indices. In appropriate circumstances, however, the Index Sponsor may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

At and after the time a contract is included in the GSCI®, the daily contract reference price for such contract must be published between 10:00 A.M. and 4:00 P.M., New York City time, on each GS Business Day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and, if the Index Sponsor is not such a member or participant, to the Index Sponsor) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

For a contract to be eligible for inclusion in the GSCI®, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

A contract that is not included in the GSCI® at the time of determination and that is based on a commodity that is not represented in the GSCI® at such time must, in order to be added to the GSCI® at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

A contract that is already included in the GSCI® at the time of determination and that is the only contract on the relevant commodity included in the GSCI® must, in order to continue to be included in the GSCI® after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $5 billion and at least U.S. $10 billion during at least one of the three most recent annual periods used in making the determination.

A contract that is not included in the GSCI® at the time of determination and that is based on a commodity on which there are one or more contracts already included in the GSCI® at such time must, in order to be added to the GSCI® at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized of at least U.S. $30 billion.

A contract that is already included in the GSCI® at the time of determination and that is based on a commodity on which there are one or more contracts already included in the GSCI® at such time must, in order to continue to be included in the GSCI® after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $10 billion and at least U.S. $20 billion during at least one of the three most recent annual periods used in making the determination.

A contract that is already included in the GSCI® at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the GSCI® and each contract’s percentage of the total is then determined.

A contract that is not included in the GSCI® at the time of determination must, in order to be added to the GSCI® at such time, have a reference percentage dollar weight of at least 0.75%.

In the event that two or more contracts on the same commodity satisfy the eligibility criteria:

(i)

Such contracts will be included in the GSCI® in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first, provided that no further contracts will be included if such inclusion would result in the portion of the GSCI® attributable to such commodity exceeding a particular level; and

(ii)

If additional contracts could be included with respect to several commodities at the same time, that procedure is first applied with respect to the commodity that has the smallest portion of the GSCI® attributable to it at the time of determination. Subject to the other eligibility criteria set forth above, the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on any other commodity are included, the portion of the GSCI® attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the GSCI® attributable to it.

The contracts currently included in the GSCI® are all futures contracts traded on the LME, the New York Mercantile Exchange (“NYMEX”), the International Petroleum Exchange (“IPE”), the Chicago Mercantile Exchange (“CME”), the Chicago Board of Trade (“CBT”), the Coffee, Sugar & Cocoa Exchange, Inc. (“CSC”), the New York Cotton Exchange (“NYC”), the Kansas City Board of Trade (“KBT”) and the Commodities Exchange Inc. (“CMX”).

The quantity of each of the contracts included in the GSCI® is determined on the basis of a five-year average (referred to as the “world production average”) of the production quantity of the underlying commodity as published by the United Nations Statistical Yearbook, the Industrial Commodity Statistics Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, the Index Sponsor may calculate the weight of such commodity based on regional, rather than world, production data.

The five-year moving average is updated annually for each commodity included in the GSCI®, based on the most recent five-year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights, or CPWs, used in calculating the GSCI® are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity. However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

The Index Sponsor performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the GSCI® is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the GSCI® to shift from contracts that have lost substantial liquidity into more liquid contracts, during the course of a given year. As a result, it is possible that the composition or weighting of the GSCI® will change on one or more of these monthly evaluation dates. In addition, regardless of whether any changes have occurred during the year, the Index Sponsor reevaluates the composition of the GSCI® at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the GSCI®. Commodities included in the GSCI® which no longer satisfy such criteria, if any, will be deleted.

The Index Sponsor also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the GSCI® are necessary or appropriate in order to assure that the GSCI® represents a measure of commodity market performance. The Index Sponsor has the discretion to make any such modifications.

Contract Expirations

Because the GSCI® is comprised of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations”. The contract expirations included in the GSCI® for each commodity during a given year are designated by the Index Sponsor, provided that each such contract must be an “active contract”. An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the GSCI® will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by the Index Sponsor. If a trading facility ceases trading in all contract expirations relating to a particular contract, the Index Sponsor may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the GSCI®. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the index. If that timing is not practicable, the Index Sponsor will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications and contract expirations.

Value of the GSCI®

The value of the GSCI® on any given day is equal to the total dollar weight of the GSCI® divided by a normalizing constant that assures the continuity of the GSCI® over time. The total dollar weight of the GSCI® is the sum of the dollar weight of each of the underlying commodities. The dollar weight of each such commodity on any given day is equal to the daily contract reference price multiplied by (i) the appropriate CPWs and (ii) during a roll period, the appropriate “roll weights” (as discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of the Index Sponsor, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided, that, if the price is not made available or corrected by 4:00 P.M. New York City time, the Index Sponsor may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant GSCI® calculation.

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the GSCI®, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate “roll weight,” divided by the total dollar weight of the GSCI® on the preceding day, minus one.

The “roll weight” of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the GSCI® is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the GSCI® also takes place over a period of days at the beginning of each month (referred to as the “roll period”). On each day of the roll period, the “roll weights” of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the GSCI® is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

•	no daily contract reference price is available for a given contract expiration;

•	any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as a “Limit Price”);

•

the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time. In that event, the Index Sponsor may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; provided, that, if the trading facility publishes a price before the opening of trading on the next day, the Index Sponsor will revise the portion of the roll accordingly; or

•	trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll with respect to the affected contract, will be effected in its entirety on the next day on which such conditions no longer exist.

Composition of the Index

The Index reflects the excess returns that are potentially available through an unleveraged investment in the contracts relating to the agricultural components of the GSCI®. In addition to the criteria described above, in order to qualify for inclusion on the Index, the contract must be related to a agricultural commodity. As of the date of this pricing supplement, these components and their weightings were: wheat (22.60%), red wheat (8.68%), corn (22.60%), soybeans (15.41%), cotton (9.13%), sugar (12.79%), coffee (6.74%) and cocoa (2.05%).

Calculating the Value of the Index

The value of the Index on any GS Business Day is equal to the product of (1) the value of the relevant components of the GSCI® on the immediately preceding business day and (2) one plus the contract daily return with respect to the Index on the GS Business Day on which the calculation is made. The value of the GSCI® has been normalized such that its hypothetical value on January 2, 1970 was 100.

Goldman, Sachs & Co.

The Notes are not sponsored, endorsed, sold or promoted by Goldman, Sachs & Co.. Goldman, Sachs & Co. makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes, particularly, or the ability of the GSCI® or the Index to track general commodity market performance. Each such index is determined, composed and calculated by Goldman, Sachs & Co., as Index Sponsor, without regard to the Notes. Goldman, Sachs & Co. has no obligation to take the needs of the holders of the Notes into consideration in determining, composing or calculating such indices. Goldman, Sachs & Co. is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Goldman, Sachs & Co. has no obligation or liability with the administration, marketing or trading of the Notes.

GOLDMAN, SACHS & CO., IN ITS CAPACITY AS INDEX SPONSOR, DOES NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN. GOLDMAN, SACHS & CO. MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HOLDERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN FOR ANY USE. GOLDMAN, SACHS & CO. MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL GOLDMAN, SACHS & CO. HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Goldman, Sachs & Co. is a leading, global investment banking and securities firm, providing a full range of investing, advisory, and financial services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

All disclosures contained in this pricing supplement regarding the Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information. Neither we nor any of our affiliates assumes any responsibility for the accuracy or completeness of that information.

Historical Information

The following table sets forth for the dates indicated in 2001, 2002, 2003, 2004 and 2005 the Reference Price for each Basket Commodity and Index. Coal prices are monthly prices. See “Specific Terms of the Notes—Reference Prices—Coal.” The historical values of the Basket and the Index should not be taken as an indication of future performance, and no assurance can be given that the value of the Basket Commodities and the Index will increase sufficiently to cause the holders of Notes to receive a payment at maturity in excess of the principal amount of such Notes.

Date	Aluminum	Copper	Lead	Nickel	Tin	Zinc	Coal	Index

	$/ton	$/ton	$/ton	$/ton	$/ton	$/ton	$/ton
31-Jan-01	1737.00	1805.50	501.00	7110.00	5160.00	1048.00	41.62	88.52
28-Feb-01	1553.00	1738.00	512.50	6330.00	5050.00	1021.00	41.00	85.84
30-Mar-01	1469.00	1666.00	478.00	5890.00	4900.00	977.00	41.33	78.05
30-Apr-01	1538.50	1660.00	469.00	6465.00	5005.00	955.50	41.00	80.52
31-May-01	1499.50	1666.00	461.00	7060.00	4845.00	914.50	41.29	76.78
29-Jun-01	1437.00	1550.50	443.50	6060.00	4690.00	870.00	40.97	75.53
31-Jul-01	1378.00	1469.00	486.50	5675.00	4080.00	837.00	39.68	78.07
31-Aug-01	1377.00	1475.00	470.00	5450.00	3880.00	824.00	37.49	76.19
28-Sep-01	1319.50	1424.00	451.50	4870.00	3710.00	782.00	36.48	70.29
31-Oct-01	1267.00	1360.50	474.00	4420.00	3710.00	753.00	35.62	69.85
30-Nov-01	1430.00	1532.00	494.00	5235.00	4245.00	762.00	34.56	71.74
31-Dec-01	1335.00	1462.00	504.00	5680.00	3895.00	767.50	34.04	68.95
31-Jan-02	1355.00	1515.00	488.50	6015.00	3845.00	767.00	34.42	67.57
28-Feb-02	1393.00	1539.00	481.50	6025.00	3760.00	780.50	34.09	65.85
29-Mar-02	1386.00	1623.00	485.50	6710.00	3920.00	825.50	33.55	68.00
30-Apr-02	1375.50	1598.50	463.50	7050.00	4035.00	809.00	32.46	64.33
31-May-02	1371.50	1629.00	444.50	6565.00	4155.00	752.00	30.17	68.39
28-Jun-02	1364.50	1654.00	446.00	7080.00	4420.00	796.50	28.34	71.51
31-Jul-02	1310.00	1510.50	430.00	6810.00	4040.00	757.00	26.81	76.36
30-Aug-02	1293.50	1500.00	440.00	6770.00	3800.00	761.00	25.77	79.60
30-Sep-02	1280.50	1434.50	405.00	6450.00	4115.00	735.50	29.92	81.47
31-Oct-02	1337.50	1536.00	436.00	7255.00	4200.00	775.50	34.50	82.90
29-Nov-02	1378.00	1626.00	465.00	7390.00	4300.00	808.00	34.23	80.45
31-Dec-02	1344.50	1536.00	421.50	7100.00	4200.00	749.50	35.09	75.53
31-Jan-03	1427.00	1713.50	469.00	8180.00	4520.00	798.00	36.43	77.12
28-Feb-03	1459.00	1716.00	466.50	8950.00	4665.00	800.00	35.34	75.32
31-Mar-03	1350.00	1587.50	440.50	7940.00	4510.00	763.00	33.49	73.16
30-Apr-03	1356.50	1604.00	450.50	7995.00	4650.00	763.50	32.91	72.52
30-May-03	1425.00	1683.00	466.00	8935.00	4770.00	769.50	34.42	74.50
30-Jun-03	1389.00	1644.00	484.50	8395.00	4660.00	783.50	37.82	71.39
31-Jul-03	1470.00	1769.00	517.00	9210.00	4790.00	847.00	39.71	72.47
29-Aug-03	1432.00	1746.00	497.50	9495.00	4860.00	803.00	42.19	76.83
30-Sep-03	1407.50	1794.00	542.50	10220.00	5035.00	825.00	46.88	76.20
31-Oct-03	1520.00	2057.00	631.00	11880.00	5330.00	938.00	59.26	81.25
28-Nov-03	1533.00	2073.50	650.00	12210.00	5560.00	934.50	61.40	80.84
31-Dec-03	1592.50	2321.00	739.50	16650.00	6565.00	1008.00	63.33	79.68
30-Jan-04	1633.50	2489.00	787.00	15150.00	6490.00	1021.00	69.08	83.34
27-Feb-04	1702.00	2987.00	945.00	14755.00	6905.00	1129.50	68.22	86.59
31-Mar-04	1688.50	3067.50	829.00	13885.00	8545.00	1086.50	66.71	88.71
30-Apr-04	1653.50	2752.00	735.00	11155.00	8850.00	1028.50	65.50	85.95
31-May-04	1660.50	2830.50	906.00	11985.00	9955.00	1097.00	67.31	80.74
30-Jun-04	1698.50	2664.50	868.00	14990.00	8950.00	967.00	73.28	74.22
30-Jul-04	1687.00	2900.00	1039.00	14120.00	9000.00	1019.00	77.56	66.30
31-Aug-04	1688.50	2847.00	921.50	12950.00	9055.00	960.00	76.46	68.84
30-Sep-04	1823.00	3140.00	964.00	15100.00	9060.00	1079.00	74.19	63.32
29-Oct-04	1840.00	2951.00	898.50	13475.00	9150.00	1021.00	74.04	62.81
30-Nov-04	1853.50	3262.00	991.00	14295.00	8850.00	1164.00	77.34	61.70
31-Dec-04	1964.00	3279.50	1056.00	15205.00	7765.00	1270.00	76.62	62.74
31-Jan-05	1866.00	3275.50	1010.00	14490.00	8075.00	1303.00	67.40	60.76
28-Feb-05	1934.50	3405.00	980.00	16375.00	8480.00	1385.00	64.83	67.66
31-Mar-05	1973.00	3408.00	1023.00	16250.00	8170.00	1349.00	66.60	66.04
29-Apr-05	1806.50	3348.50	1020.00	16660.00	8050.00	1283.00	67.00	64.49
31-May-05	1716.50	3214.00	991.00	16850.00	8045.00	1252.00	64.97	64.93
30-Jun-05	1716.00	3597.00	927.00	14700.00	7380.00	1223.00	60.92	63.45
29-Jul-05	1841.50	3775.00	871.50	14460.00	7175.00	1243.00	62.56	64.38
31-Aug-05	1859.00	3915.00	902.00	14950.00	7115.00	1360.00	58.82	59.26
1-Sep-05*	1847.50	3835.00	905.50	15125.00	7150.00	1385.00		60.28

*	The closing prices and/or values for September 2005 do not reflect the month end.

Source: Bloomberg/Reuters

VALUATION OF THE NOTES

At Maturity

You will receive a cash payment at maturity that is based in part on the basket performance, which may be positive or negative. The Notes are fully principal protected and you will receive at least a minimum of $1,000 at maturity.

At maturity, the cash payment per $1,000 principal amount of the Notes will be equal to $1,000 plus the basket return, which may be zero. The “basket return” will be equal to the basket performance times the participation rate times $1,000. If the basket performance is zero or negative, the basket return will equal zero. The basket performance equals the weighted average (which may be positive or negative) of the percentage increase in the value of the Basket Commodities and the Index between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Price of each Basket Commodity or Index C(i) on the final valuation date

C(i) Initial = Reference Price of each Basket Commodity or Index C(i) on the initial valuation date

W(i) = Weighting of each Basket Commodity or Index C(i)

For a further description of how your payment at maturity will be calculated, see “Specific Terms of the Notes” in this pricing supplement.

Prior to Maturity

The market value of the Notes will be affected by several factors many of which are beyond our control. We expect that generally the value of the Basket Commodities and the Index on any day will affect the market value of the Notes more than any other factors. Other factors that may influence the market value of the Notes include, but are not limited to, supply and demand for the Notes, the volatility of commodities prices, economic, financial, political, regulatory, or judicial events that affect the value of the Basket Commodities and the Index, as well as the perceived creditworthiness of Barclays Bank PLC. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the Notes prior to maturity.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the net proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Coupon

We will not pay you interest during the term of the Notes.

Denomination

We will offer the Notes in denominations of $1,000 and integral multiples thereof.

Payment at Maturity

You will receive a cash payment at maturity that is based on the performance of the basket, which may be positive or negative. The Notes are fully principal protected and you will receive at least a minimum of $1,000 at maturity.

At maturity, the cash payment per $1,000 principal amount of the Notes will be equal to $1,000 plus the basket return, which may be zero. The “basket return” will be equal to the basket performance times the participation rate times $1,000. If the basket performance is zero or negative, the basket return will equal zero. The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the Basket Commodities and the Index between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Price of each Basket Commodity or Index C(i) on the final valuation date

C(i) Initial = Reference Price of each Basket Commodity or Index C(i) on the initial valuation date

W(i) = Weighting of each Basket Commodity or Index C(i)

The method of determination for the Reference Price for each Basket Commodity and the Index is specified under “– Reference Prices” below. The method may be adjusted by the calculation agent upon the occurrence of certain extraordinary events as set forth under “– Adjustments to the Basket and Reference Price” below.

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the fifth business day before this applicable day does not qualify as the final valuation date referred to below, then the maturity date will be the fifth business day following the final valuation date. The calculation agent may postpone the final valuation date – and therefore the maturity date – if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date. We describe market disruption events under “– Market Disruption Event” below.

In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Final Valuation Date

The final valuation date will be the final valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days.

Reference Prices

The Reference Price for each Basket Commodity or Index (the “Reference Price”) will be determined as described below:

•

Aluminum – The official cash settlement price per ton of High Grade Primary Aluminum on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as LOAHDY or on Reuters as MAL0.

•	Copper – The official cash settlement price per ton of Copper–Grade A on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as LOCADY or on Reuters as MCU0.

•	Nickel – The official cash settlement price per ton of Primary Nickel on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as LONIDY or on Reuters as MNI0.

•	Lead – The official cash settlement price per metric ton of Standard Lead on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as LOPBDY or on Reuters as MPB0.

•	Zinc – The official cash settlement price per ton of Special High Grade Zinc on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as LOZSDY or on Reuters as MZN0.

•	Tin – The official cash settlement price per ton of Tin on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as LOSNDY or on Reuters as MSN0.

•

Coal – The Specified Price per ton of steam coal 6,000 kcal/kg, up to 1% sulphur NAR basis, cif ARA, stated in U.S. Dollars, published under the heading “International Coal Indexes incorporating the TFS API Indices: Monthly Coal Price Indexes: TFS API 2 (cif ARA)” in the issue of Argus/McCloskey’s Coal Price Index Report (the “Coal Report”) and displayed on Reuters as 0#MCC-API2.

•	Index – the closing value of the Goldman Sachs Agricultural Excess Return IndexTM as determined by the Index Sponsor and displayed on Bloomberg as GSSAER or on Reuters as GSCK.

Reference Prices on the Initial Valuation Date

	Aluminum	Copper	Lead	Nickel	Tin	Zinc	Coal	Index

	$/ton	$/ton	$/ton	$/ton	$/ton	$/ton	$/ton
C(i) Initial

Adjustments to the Basket and Reference Prices

Basket Commodities

The composition of the basket and/or the method of determining the Reference Price for a Basket Commodity may be adjusted from time to time by the calculation agent, as follows:

•

In the event that an official closing price is not available for a Basket Commodity for whatever reason, including any discontinuance of trading in the relevant contract by the LME or discontinuance of publication of the Coal Report, then the calculation agent may take such action, including adjustments to the basket or to the method of determining such Reference Price as it deems appropriate. By way of example, and without limitation, if a contract which serves as the basis for determining the Reference Price of a particular Basket Commodity is discontinued by the LME, the calculation agent may determine such Reference Price for that Basket Commodity by reference to another contract for the Basket Commodity traded on another exchange or to its bid for the Basket Commodity for delivery on the final valuation date.

•

In the event that the terms of any contract used for determining the Reference Price of any Basket Commodity are changed in a material respect by the LME or the methodology for assessing coal prices is changed in any material respect by the Coal Report, the calculation agent may take such action, including adjustments to the basket or to the method of determining the Reference Price of that Basket Commodity, as it deems appropriate. Although we are not aware of any planned modification of the terms of any contract or of the coal price assessment methodology, no assurance can be given that such modifications will not occur prior to the stated maturity date.

No adjustment will be made unless the calculation agent determines, in its sole discretion, that such adjustment is appropriate to maintain the validity of the Reference Price as an economic benchmark for the affected Basket Commodity. Such adjustments, if any, may be made by the calculation agent at any time, or from time to time, prior to the final valuation date. No adjustment will be made other than in accordance with the above. See “Risk Factors” in this pricing supplement for a description of certain conflicts of interest which may arise with respect to the calculation agent.

Discontinuance or Modification of the Index

If the Index Sponsor discontinues publication of the Index and the Index Sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the Index, then the calculation agent will determine the amount payable at maturity by reference to that substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines that the publication of the Index is discontinued and there is no successor index, or that the level of the Index is not available on the final valuation date because of a market disruption event or for any other reason, or if for any other reason the Index is not available to us or the calculation agent, the calculation agent will determine the amount payable by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the Index, the components comprising the Index or the method of calculating the Index is changed at any time in any respect — including any addition, deletion or substitution and any reweighting or rebalancing of index components, and whether the change is made by the Index Sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index components or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments to the Index or the method of its calculation as it believes are appropriate to ensure that the index level used on the final valuation date is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the Index may be made by the calculation agent in its sole discretion. See “Risk Factors” in this pricing supplement for a discussion of certain conflicts of interest which may arise with respect to the calculation agent.

Market Disruption Event

As described under “– Payment at Maturity” above, the calculation agent will calculate the basket return on the final valuation date. As described above, the final valuation date may be postponed and thus the calculation of the basket return may be postponed if the calculation agent determines that, on the final valuation date, a market disruption event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the Reference Prices on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the calculation of the basket return be postponed by more than ten business days.

If the calculation of the basket return is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the basket return will be calculated by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the basket return that would have prevailed in the absence of the market disruption event.

Any of the following in connection with a Basket Commodity or the Index, as applicable, will be a market disruption event:

•

Price Source Disruption. The failure of the price source to announce or publish the Reference Price for a Basket Commodity or Index or the temporary or permanent discontinuance or unavailability of the price source;

•

Trading Suspension. The material suspension of trading in any exchange traded futures contracts that is used by the calculation agent to determine a Reference Price or by the Index Sponsor to determine the value of the Index;

•

Disappearance of Commodity Reference Price. The failure of trading to commence, or the permanent discontinuation of trading (but not a mere decision to permanently discontinue trading), in the relevant futures or forward contracts on the relevant exchange (or, with respect to coal, the non-publication of the Reference Price in the Coal Report) or the disappearance of trading in the relevant Basket Commodity or an Index Commodity;

•	Material Change in Formula. A material change in the formula for or the method of calculating the Index;

•	Material Change in Content. A material change in the content, composition or constitution of the Index; or

•

Trading Limitation. A material limitation imposed on trading in the futures or forward contract for the relevant Basket Commodity or an Index Commodity included on the Index on the exchange or in any additional futures contract, options contract or commodity on any exchange or principal trading market as specified in the relevant agreement or confirmation;

or in any of these events, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant exchange; or

•

a decision to permanently discontinue trading (without any implementation of such decision) in the option or futures (and forward) contracts relating to any Basket Commodity (see “– Adjustments to the Basket and Reference Price” above).

•	a decision to permanently discontinue (without any implementation of such decision) or modify the Index (see “—Discontinuance or Modification of the Index” above).

For this purpose, an “absence of trading” in the primary exchange on which option or futures or forward contracts related to any commodity are traded will not include any time when that exchange is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “– Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities – Modification and Waiver” and “– Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s, a division of the McGraw Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in London and New York City generally are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the Reference Price of the Basket Commodities and the Index, market disruption events, business days, the default amount, the basket performance, the basket return and the amount payable in respect of your Notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases of Index Commodities, Basket Commodities or instruments included in or linked to the Index or Basket Commodities and/or listed and/or over-the-counter options or futures or forwards on the Index, the Index Commodities or Basket Commodities prior to or on the initial valuation date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

•

acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the value of any of the Basket Commodities, the Index Commodities or the Index,

•

acquire or dispose of long or short positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or commodities, or

•	any combination of the above two.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of Basket Commodities or Index Commodities, listed or over-the-counter options or futures or forwards on Basket Commodities, Index Commodities or the Index or listed or over-the-counter options, futures, forwards, exchange-traded funds or other instruments based on the level of indices designed to track the performance of the Basket Commodities, Index Commodities or other components of the commodities market.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

CAPITALIZATION OF BARCLAYS BANK PLC

The following table sets out the authorized and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at June 30, 2005. The information has been prepared in accordance with International Financial Reporting Standards (IFRS).

As at June 30, 2005

‘000
Share capital of Barclays Bank PLC
Authorized ordinary share capital – shares of £1 each	3,000,000
Authorized preference share capital – shares of £100 each	400
Authorized preference share capital – shares of £1 each	1
Authorized preference share capital – shares of U.S.$100 each	400
Authorized preference share capital – shares of U.S.$0.25 each	80,000
Authorized preference share capital – shares of €100 each	400

Ordinary shares – issued and fully paid shares of £1 each	2,311,361
Preference shares – issued and fully paid shares of £100 each	75
Preference shares – issued and fully paid shares of £1 each	1
Preference shares – issued and fully paid shares of U.S.$100 each	100
Preference shares – issued and fully paid shares of U.S.$0.25 each	—
Preference shares – issued and fully paid shares of €100 each	240

Group total shareholders’ equity	£ million
Called up share capital	2,341
Share premium	8,786
Available for sale reserve	374
Cash flow hedging reserve	328
Other shareholders’ funds	2,551
Translation reserve	(35)
Retained earnings	7,479

Shareholders’ equity (excluding minority interests)	21,824
Minority interests	200

Total shareholders’ equity	22,024

Group indebtedness
Subordinated liabilities
Undated loan capital – non-convertible	4,366
Dated loan capital – convertible to preference shares	13
Dated loan capital – non-convertible	6,930
Debt securities in issue	93,328

Total indebtedness	104,637

Total capitalization and indebtedness	126,661

Group contingent liabilities
Acceptances and endorsements	271
Assets pledged as collateral security	35,703
Other contingent liabilities	8,503

Total contingent liabilities	44,477

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain United States tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United Kingdom and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of United States federal income taxation in the accompanying prospectus. The following section is the opinion of Sullivan & Cromwell LLP, counsel to Barclays Bank PLC. It applies to you only if you are a U.S. Holder (as defined below), you acquire your Note in the offering at the offering price and you hold your Note as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a partnership or other pass-through entity;

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the United States federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

This section describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Note and you are for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a U.S. holder, this section does not apply to you.

Your Note will be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes (the “Contingent Debt Rules”). The terms of your Note require you and us (in the absence of an administrative determination or a judicial ruling to the contrary) to treat your Note for all tax purposes as a debt instrument subject to the Contingent Debt Rules. By purchasing your Notes, you agree to these terms.

Under the Contingent Debt Rules, even though we will only make interest payments (if any) on the Note at maturity, you will be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed-rate debt instrument with terms and conditions similar to your Note (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your Note prior to your receipt of cash attributable to such income.

We have determined that the comparable yield is      % per annum, compounded annually. We have also determined that the projected payment for the Notes, per $1,000 of principal amount, at the maturity date is $        , or $         for each Note (which includes the stated principal amount of the Note as well as the final projected payment). You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your Note, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your Note, and we make no representation regarding the amount of contingent payments with respect to your Note.

You will recognize gain or loss upon the sale, exchange, redemption or maturity of your Note in an amount equal to the difference, if any, between the fair market value of the amount you receive at such time and your adjusted basis in your Note. In general, your adjusted basis in your note will equal the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note in accordance with the comparable yield.

Any gain you recognize upon the sale, exchange, redemption or maturity of your Note will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and thereafter, capital loss.

Backup Withholding and Information Reporting

Please see the discussion “Tax Considerations – United States Taxation – U.S. Holders – Backup Withholding and Information Reporting” in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on your Note.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment on or about September 30, 2005, which is the fifth business day following the date of this pricing supplement (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to the trade expressly agree otherwise. According, purchasers who wish to trade Notes on the date this pricing supplement or the next five succeeding business day will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

$
BARCLAYS BANK PLC
PRINCIPAL PROTECTED NOTES DUE SEPTEMBER 30, 2010
LINKED TO THE PERFORMANCE OF A DIVERSIFIED COMMODITIES BASKET

PRICING SUPPLEMENT

SEPTEMBER , 2005
(TO PROSPECTUS DATED JULY 1, 2002 AND
PROSPECTUS SUPPLEMENT DATED SEPTEMBER 6, 2005)

Barclays Capital